

Mail Stop 7010

May 9, 2008

via U.S. mail and facsimile

Mr. Frank J.M. ten Brink
Executive Vice President and Chief Financial Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, IL 60045

> **RE:**   **Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-21229**

Dear Mr. Ten Brink:

      We have reviewed your response letter dated April 30, 2008, to our letter dated April 8, 2008, and have the following comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

1. We note your response to the second bullet point in our prior comment 5, that the impact of the Bio Systems sharps management program is reflected in the increase in revenues from domestic large account customers, which you have reported increased approximately $13.1 million or over 6%. Although your current disclosure indicates your increase in revenues from domestic large

account customers, your disclosure does not quantify the impact that your Bio Systems sharps management program had on your revenues. Given that MD&A should provide investors with management's analysis rather than just a discussion, please expand your disclosures to quantify the impact of your Bio Systems sharps management program and any other new strategic programs, to the extent material, on your revenues in future filings. Refer to Release 33-8350, Paragraph III.B.4.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your response to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Al Pavot, Staff Accountant, at (202) 551-3738, or the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief